UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2007.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: October 18, 2007                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                         NEWS RELEASE - OCTOBER 18, 2007

                        IMA HIRES DR. GREG MYERS, P.GEO.

IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) ("IMA" or "the Company") is very pleased to announce that Dr. Greg Myers, P.Geo. has joined the Company at its Vancouver head office with a mandate to review advanced-stage projects and acquisition or joint venture opportunities that have been identified.

Dr. Myers has 25 years of experience in the resource industry ranging from grass-roots exploration to mine geology and managing feasibility studies. Dr. Myers is a recognized expert in the assessment and evaluation of base and precious metal systems and has enjoyed a distinguished career that has been strongly field and research-oriented. Prior to joining IMA Exploration, Dr. Myers was the COO, VP Exploration, and Director of Zacoro Metals, a private Canadian company that has recently put the 80 million tonne El Cobre copper-gold project in Zacatecas, Mexico back into production. Dr. Myers was the manager of mine exploration for BHP at the Tintaya mine in Peru. During his 3 year tenure the mine reserve increased from 48 million tonnes to more 170 million tonnes.

Dr Myers has designed and implemented several successful exploration and mine feasibility programs in Mexico, Peru, and North America for base and precious metal mineralization, working for several companies including Phelps Dodge, Kennecott, Newmont, and several junior companies. During his career he has been involved with the discovery of three gold mines and the significant resource expansion at several gold and copper mine properties in Alaska, Nevada, New Mexico, Mexico, and Peru. His achievements range geographically from Alaska, along Western North America to Chile.

IMA Exploration Inc. is an exploration company that has over a decade of experience in South America. IMA has internationally recognized Management and Exploration Teams and a large and diverse network of contacts throughout South America that can quickly identify new opportunities for socially and environmentally responsible exploration and development.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                            2007